1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 31, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT OF 2008 ANNUAL RESULTS
RESIGNATION OF CHAIRMAN AND
PROPOSED APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors of Aluminum Corporation of China Limited () (the "Company") is pleased to announce the audited annual results of operations of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended December 31, 2008.

CORPORATE INFORMATION

Registered name	:

Name in English	:	Aluminum Corporation of China Limited

Registered address	:	No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China (100082)

Place of business	:	No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China (100082)

Principal place of business	:	Unit 3103, 31/F, Office Tower,
in Hong Kong		Convention Plaza
1 Harbour Road
Wanchai, Hong Kong

Authorized Representative	:	Xiao Yaqing

Company Secretary	:	Liu Qiang

Department for corporate	:	Secretarial Office to the Board
information and inquiry

Telephone for corporate	:	8610 8229 8150/8156/8157
information and inquiry

Places of listing	:	The Stock Exchange of Hong Kong Limited
(the "Hong Kong Stock Exchange")
Shanghai Stock Exchange
New York Stock Exchange, Inc ("NYSE")

Stock Name	:	CHALCO

Stock Code	:	2600 (HK)
601600 (SH)
ACH (US)

PRINCIPAL ACTIVITIES

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication in the PRC. It is primarily engaged in exploration and bauxite mining, the production and sales of alumina, primary aluminum, aluminum-fabricated products and related research activities.

FINANCIAL RESULTS

The turnover of the Group for the year 2008 amounted to RMB76,726 million, representing a year-on-year decrease of 9.94%. The profit attributable to the equity holders of the Company was RMB9.2 million, representing a year-on-year decrease of 99.91%. Earnings per share for profit attributable to the equity holders of the Company was RMB0.00068, representing a year-on-year decrease of 99.92%.

CONSOLIDATED INCOME STATEMENT
(Amounts expressed in thousands of RMB unless otherwise stated)
For the year ended December 31, 2008

		2008	2007
	Note		Restated
			(Note 3)

Revenue	4	76,725,941	85,198,835
Cost of sales	4	(70,073,660)	(64,936,133)

Gross profit		6,652,281	20,262,702

Selling and distribution expenses		(1,562,409)	(1,355,534)
General and administrative expenses		(3,462,472)	(3,042,363)
Research and development expenses		(177,507)	(229,803)
Other gains, net	4	372,771	158,913

Operating profit		1,822,664	15,793,915

Interest income		193,046	198,193
Interest expense		(1,864,742)	(1,226,175)
Exchange loss, net		(37,870)	(12,189)

Finance costs, net		(1,709,566)	(1,040,171)

Operating profit after finance costs		113,098	14,753,744

Shares of profits/(losses) of
jointly controlled entities		1,672	(3,381)
Shares of profits of associates		10,045	241,945

Profit before income tax
benefits/(expense)		124,815	14,992,308

Income tax benefits/(expense)	5	33,557	(2,869,210)

Profit for the year		158,372	12,123,098

Attributable to:
Equity holders of the Company		9,228	10,753,042
Minority interest		149,144	1,370,056

		158,372	12,123,098

Basic earnings per share for
profit attributable to the
equity holders of the Company
(expressed in RMB per share)	6	RMB0.00068	RMB0.84

Dividends		703,273	4,131,749

CONSOLIDATED BALANCE SHEET
As of December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

		2008	2007
	Note		Restated
			(Note 3)

ASSETS

Non-current assets
Intangible assets		2,966,879	2,688,232
Property, plant and equipment		86,014,123	69,285,278
Land use rights		1,730,550	1,460,681
Interests in jointly
controlled entities		701,850	636,296
Interests in associates		104,809	553,920
Available-for-sale financial assets		38,714	40,113
Deferred income tax assets		698,504	562,173
Other non-current assets		785,103	346,496

Total non-current assets		93,040,532	75,573,189

Current assets
Prepaid income tax		748,668	-
Inventories, net		19,876,015	15,369,782
Accounts receivable, net	8	2,035,324	3,718,806
Other current assets, net		3,473,531	2,123,623
Financial assets at fair value
through profit or loss		57,864	8,103
Bank balances and cash		16,295,585	9,054,565

Total current assets		42,486,987	30,274,879

Total assets		135,527,519	105,848,068

SHAREHOLDERS' EQUITY
Share capital and reserves
attributable to equity holders
of the Company
Share capital		13,524,488	13,524,488
Reserves		18,985,988	23,151,365
Retained earnings
Proposed dividend	7	-	716,798
Others		22,488,006	23,295,412

		54,998,482	60,688,063
Minority interest		5,198,340	3,805,144

Total shareholders' equity		60,196,822	64,493,207

LIABILITIES

Non-current liabilities
Borrowings		36,132,552	17,459,597
Deferred income tax liabilities		53,768	172,460
Other non-current liabilities		693,549	180,555

Total non-current liabilities		36,879,869	17,812,612

Current liabilities
Accounts payable	9	4,761,940	4,486,141
Other payables and
accrued expenses		11,151,653	7,162,129
Financial liabilities at fair value
through profit or loss		114,047	-
Dividends payable		108,812	37,015
Current income tax liabilities		24,161	510,416
Borrowings		22,290,215	11,346,548

Total current liabilities		38,450,828	23,542,249

Total liabilities		75,330,697	41,354,861

Total shareholders' equity
and liabilities		135,527,519	105,848,068

Net current assets		4,036,159	6,732,630

Total assets less current liabilities		97,076,691	82,305,819

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of financial statements

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit and loss (including derivative instruments).

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 2.

2.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Group continuously evaluates estimates and judgments based on historical experience and other factors, including reasonable expectations of future events.

Critical estimates and assumptions that have a significant risk of causing a material impact on the carrying amount of assets and liabilities within the next financial year are discussed below:

(a)	Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material impact on the carrying amount of goodwill.

(b)	Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives of its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will adjust the depreciation charge where useful lives vary with previously estimated lives, or they will write off or write down technically obsolete or non-strategic assets that have been abandoned. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material impact on the carrying amount of property, plant and equipment.

(c)	Impairment of property, plant and equipment

The Group also tests whether property, plant and equipment suffered any impairment whenever any impairment indication exists. An impairment loss is recognized for the amount by which the recoverable amount of property, plant and equipment being lower than its carrying amount. As of December 31, 2008, no property, plant and equipment was impaired based on the impairment assessment performed by management. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material impact on the carrying amount of property, plant and equipment.

(d)	Estimated obsolescence of inventories

The Group's management tests whether inventory suffered any impairment based on estimate on the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. It is reasonably possible, that if there is a significant change in circumstances, outcomes within the next financial year would be significantly affected if there is a significant change in circumstances, including the Group's business and the external environment.

3.	BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST

Business combinations

2008

On May 30, 2008, the Company acquired the following six entities from Aluminum Corporation of China ("Chinalco") and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals Technology") (an entity controlled by Chinalco) for total cash consideration of RMB4,174.759 million. On October 1, 2008, the Company also acquired the aluminum alloy (a kind of primary aluminum product) business from Pingguo Aluminum Company (an entity controlled by Chinalco) ("Aluminum alloy business of Pingguo Aluminum") for cash consideration of RMB96.393 million. Pursuant to the terms set out in the acquisition agreements, the original shareholders of the acquirees are entitled to profit or loss generated by the entities acquired between the agreed-upon valuation benchmark dates and respective effective acquisition dates. In this connection, the Company is required to pay to and receive from original shareholders an additional RMB5.740 million and RMB27.037 million, respectively. These entities (the "seven common control entities acquired in 2008") are incorporated and operated in the PRC.

		Entity interest
Name of acquiree	Principal activities	acquired

Lanzhou Liancheng Longxing	Manufacture and distribution of	100%
Aluminum Company Limited	primary aluminum
("Longxing Aluminum")
Huaxi Aluminum Company Limited	Manufacture and distribution of	56.86%
("Huaxi Aluminum")	aluminum fabrication products
Chalco Ruimin Company Limited	Manufacture and distribution of	75%
("Chalco Ruimin")	aluminum fabrication products
Chalco Southwest Aluminum	Manufacture and distribution of	100%
Cold Rolling Company Limited	aluminum fabrication products
("Chalco Southwest Aluminum
Cold Rolling")
Chalco Southwest Aluminum	Manufacture and distribution of	60%
Company Limited	aluminum fabrication products
("Chalco Southwest Aluminum")
Chalco Henan Aluminum	Manufacture and distribution of	84.02%
Company Limited ("Henan Aluminum")	aluminum fabrication products
Aluminum alloy business of Pingguo	Manufacture and distribution of	100%
Aluminum	aluminum alloy rods

As both the Company and the above seven acquirees are under the common control of Chinalco before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein.

The following is a reconciliation of the effect arising from the common control business combinations above on the consolidated balance sheet.

The consolidated balance sheet as of December 31, 2008:

	Group
	(before 2008	Seven common
	common	control entities	Consolidation
	control business	acquired	adjustments
	combinations)	in 2008	(Note)	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000

Investments in seven
common control
entities acquired in 2008	4,249,855	-	(4,249,855)	-
Other assets, net	56,946,250	3,250,572	-	60,196,822

Net assets	61,196,105	3,250,572	(4,249,855)	60,196,822

Share capital	13,524,488	2,543,067	(2,543,067)	13,524,488
Capital reserve	15,170,658	-	(1,848,318)	13,322,340
Surplus reserves	5,832,445	37,515	(37,515)	5,832,445
Cumulative translation
difference	(170,353)	-	-	(170,353)
Available-for-sale financial
asset revaluation reserve	1,556	-	-	1,556
Retained earnings	22,225,569	669,990	(407,553)	22,488,006
Minority interest	4,611,742	-	586,598	5,198,340

Total	61,196,105	3,250,572	(4,249,855)	60,196,822

Note:

The above adjustments represent the elimination of investments of the Company in the seven common control entities acquired in 2008.

The consolidated balance sheet as of December 31, 2007:

	Group
	(before 2008	Seven common
	common	control entities	Consolidation
	control business	acquired	adjustments
	combinations)	in 2008	(Note)	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000

Net assets	61,016,769	3,521,132	(44,694)	64,493,207

Share capital	13,524,488	3,531,947	(3,531,947)	13,524,488
Capital reserve	15,039,593	-	2,375,094	17,414,687
Surplus reserves	5,719,084	32,869	(32,869)	5,719,084
Cumulative translation
difference	10,047	-	-	10,047
Available-for-sale financial
asset revaluation reserve	7,547	-	-	7,547
Retained earnings	23,643,388	(50,481)	419,303	24,012,210
Minority interest	3,072,622	6,797	725,725	3,805,144

Total	61,016,769	3,521,132	(44,694)	64,493,207

Note:

The above adjustments represent: (i) the increase of the capital reserve of the Company for acquisitions of the net assets of the seven common control entities acquired in 2008; and (ii) the elimination of unrealized profit on inventories among the Group and these acquirees.

4.	REVENUE, OTHER GAINS, NET AND SEGMENT INFORMATION

The Group is principally engaged in the production and sales of alumina, primary aluminum and aluminum fabrication products in the PRC. Revenues recognized during the year are as follows:

	2008	2007
	RMB'000	RMB'000

Revenue
Sales of goods, net of value-added tax	73,675,820	81,719,663
Other revenue (Note)	3,050,121	3,479,172

Total revenue	76,725,941	85,198,835

Expenses related to sales of goods	(66,992,733)	(61,423,335)
Expenses related to other revenue (Note)	(3,080,927)	(3,512,798)

Total cost of sales	(70,073,660)	(64,936,133)

	6,652,281	20,262,702

Other gains, net
Government grants	100,781	47,067
Realized and unrealized gain on future and
option contracts, net	267,328	108,362
Others	4,662	3,484

	372,771	158,913

Revenue and gains, net	7,025,052	20,421,615

Note:

Other revenue primarily includes revenue from sales of scrap and other materials and coal, supply of electricity, gas, heat and water and provision of transportation and packaging services, machinery processing and other services. Expenses related to other revenue include costs arising from generating these revenues.

Primary reporting format - business segments

The Group is primarily engaged in three main business segments in the PRC:

*	Alumina segment-comprising mining and processing of bauxite into alumina and the associated distribution activities

*	Primary aluminum segment-comprising production of primary aluminum and the associated distribution activities

*	Aluminum fabrication segment-comprising production of aluminum fabrication products and the associated distribution activities

Others cover activities of the headquarters and other operations of the Group, including research and development activities relating to aluminum business.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

Capital expenditures comprise additions of property plant and equipment and intangible assets, including those additions arising from business combinations.

2008
		Primary	Aluminum
	Alumina	aluminum	fabrication	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Segment revenue
Including:	external
	sales	14,510,664	48,428,759	10,899,660	2,886,858	-	76,725,941
	inter-
	segment
	sales	16,431,380	3,158,609	-	-	(19,589,989)	-

		30,942,044	51,587,368	10,899,660	2,886,858	(19,589,989)	76,725,941
Segment expenses	(29,359,960)	(51,103,295)	(11,213,743)	(2,850,564)	19,856,163	(74,671,399)

Segment results	1,582,084	484,073	(314,083)	36,294	266,174	2,054,542
Add:	unallocated
	gains and
	expenses	(231,878)
Finance costs, net						(1,709,566)
Shares of profits/
(losses) of jointly
controlled entities	3,039	(1,367)	-	-	-	1,672
Share of profits/
(losses) of associates	-	15,051	-	(5,006)	-	10,045

Profit before income
tax benefits						124,815
Income tax benefits						33,557

Profit for the year						158,372

Other segment items included in the income statement are as follows:

2008
		Primary	Aluminum
	Alumina	aluminum	fabrication	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Depreciation and
amortization	2,228,506	2,400,489	331,807	144,784	-	5,105,586
Add:	depreciation
	and
	amortization
	of unallocated
	assets	227,542

Total depreciation and
amortization
included in profit
and loss						5,333,128

Provision for
impairment loss
on property, plant
and equipment	-	1,334	-	-	-	1,334
Net loss on disposal of
property, plant and
equipment	45,789	11,859	1,525	16	-	59,189
Provision for inventory
obsolescence	252,759	477,684	185,813	-	-	916,256
Reversal of doubtful
debts on receivables	(18,578)	(5,607)	(3,490)	-	-	(27,675)

The segment assets and liabilities as of December 31, 2008 are as follows:

2008
		Primary	Aluminum
	Alumina	aluminum	fabrication	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Other assets	48,659,269	63,674,919	12,345,116	12,426,424	(6,762,607)	130,343,121
Jointly controlled
entities	701,403	447	-	-	-	701,850
Associates	-	-	-	104,809	-	104,809
Unallocated assets						4,377,739

Total assets						135,527,519

Segment liabilities	(6,801,213)	(12,702,017)	(1,905,614)	(956,614)	6,762,607	(15,602,851)
Unallocated liabilities						(59,727,846)

Total liabilities						(75,330,697)

Capital expenditure	8,582,811	10,668,948	1,805,806	138,921	-	21,196,486
Unallocated capital
expenditure						1,217,362

Total capital
expenditure						22,413,848

2007
		Primary	Aluminum
	Alumina	aluminum	fabrication	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Segment revenue
Including:	external
	sales	19,435,211	51,834,908	12,491,304	1,437,412	-	85,198,835
	inter-
	segment
	sales	15,694,685	2,342,364	-	-	(18,037,049)	-

		35,129,896	54,177,272	12,491,304	1,437,412	(18,037,049)	85,198,835
Segment expenses	(27,238,667)	(46,366,919)	(12,359,024)	(1,458,006)	18,466,866	(68,955,750)

Segment results	7,891,229	7,810,353	132,280	(20,594)	429,817	16,243,085
Add:	unallocated
	gains and
	expenses	(449,170)
Finance costs, net						(1,040,171)
Shares of losses of
jointly controlled
entities	(2,165)	(1,216)	-	-	-	(3,381)
Shares of profits of
associates	-	241,945	-	-	-	241,945

Profit before income
tax expense						14,992,308
Income tax expense						(2,869,210)

Profit for the year						12,123,098

Other segment items included in the income statement are as follows:

2007
		Primary	Aluminum
	Alumina	aluminum	fabrication	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Depreciation and
amortization	2,122,831	2,056,515	265,654	159,785	-	4,604,785
Add:	depreciation and
	amortization of
	unallocated
	of unallocated
	assets	55,625

Total depreciation and
amortization
included in profit
and loss						4,660,410

Provision for
impairment loss on
property, plant and
equipment	-	9,880	-	3,369	-	13,249
Net loss on disposal
of property, plant
and equipment	62,881	42,402	179	62,491	-	167,953
Provision for/
(Reversal of)
inventory
obsolescence	3,627	17,624	16,416	(12,314)	-	25,353
Provision for/
(Reversal of)
doubtful debts on
receivables	1,279	(4,054)	(11,651)	(3,241)	-	(17,667)

The segment assets and liabilities as of December 31, 2007 are as follows:

2007
		Primary	Aluminum
	Alumina	aluminum	fabrication	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Other assets	37,987,759	45,137,809	10,534,783	8,159,828	(2,420,536)	99,399,643
Jointly controlled
entities	634,482	1,814	-	-	-	636,296
Associates	-	553,920	-	-	-	553,920
Unallocated assets						5,258,209

Total assets						105,848,068

Segment liabilities	(3,995,910)	(4,836,138)	(2,305,777)	(664,462)	2,420,536	(9,381,751)
Unallocated liabilities						(31,973,110)

Total liabilities						(41,354,861)

Capital expenditure	4,634,932	12,651,715	1,203,204	493,746	-	18,983,597
Unallocated capital
expenditure						497,954

Total capital
expenditure						19,481,551

Secondary reporting format - geographical segments

As the business, operating activities and related assets are primarily located in the PRC, with same risks and rewards in general in each region, no geographical segments are presented.

5.	INCOME TAX (BENEFITS)/EXPENSE

	2008	2007
	RMB'000	RMB'000

Current income tax	269,395	2,905,809
Deferred income tax	(302,952)	(36,599)

	(33,557)	2,869,210

The current PRC enterprise income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the year. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including paying preferential tax rate of 15% for a period of 10 years, exempting them from income tax for the first 5 years from its first production date, etc. In addition, the Group also enjoys preferential policy on tax credit approved in prior years in respect of domestically manufactured production equipment purchased.

On March 16, 2007, the National People's Congress approved the "Corporate Income Tax Law of the People's Republic of China" (the "new CIT Law"). The new CIT Law became effective from January 1, 2008, and the applicable corporate income tax rate of the Company was adjusted from 33% implemented previously to 25%. For those branches and subsidiaries of the Company which are applying 15% income tax rate, the income tax rate will gradually increase to 25% over 5 years while those entities located in western region continue to enjoy income tax rate of 15% without any upward adjustment before 2011 when such income tax rate will change to 25% thereafter.

Reconciliation of income tax (benefits)/expense from consolidated profit:

	2008	2007
	RMB'000	RMB'000

Profit before income tax (benefits)/expense	124,815	14,992,308

Tax calculated at standard tax rate of 25%
(2007: 33%)	31,204	4,947,462
Impact on original deferred income tax record
upon promulgation of new CIT Law	-	(601)
Preferential income tax expense differentials
of certain branches and subsidiaries	(11,897)	(1,253,034)
Tax losses for which no deferred income tax
asset was recognized	99,489	92,101
Non-taxable income	(31,603)	(319,094)
Non-deductible costs, expenses and losses	33,294	262,464
Tax credit for equipment investment	(92,397)	(805,564)
Adjustment of income tax in prior years	(17,844)	(54,070)
Utilization of prior years' unrecognized
deductible loss and expenses	(43,803)	(454)

Income tax (benefits)/expense	(33,557)	2,869,210

Average effective tax rate	(26.89%)	19.14%

Note:

Share of income tax expense of associates including in 'Shares of profits of associate' amounted to RMB5 million (2007: RMB109 million), respectively.

The jointly controlled entities did not incur any income tax expense for the year (2007: nil).

The decrease of the weighted average effective tax rate is mainly attributable to that taxable income of the Company and certain subsidiaries are loss and the tax credit in respect of acquisition of qualified equipment.

6.	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share of the year 2008 and 2007 were based on the consolidated profit attributable to equity holders of the Company of RMB9 million and RMB10,753 million and the weighted average number of 13,524 million ordinary shares and 12,792 million ordinary shares in issue during the respective periods.

(b)	Diluted earnings per share

Diluted earnings per share is calculated based on consolidated profit attributable to equity holders of the Company for the year adjusted for the profit and loss impact from potential diluted ordinary share and the adjusted weighted average number of ordinary share in issue during the respective periods.

During 2008 and 2007, as the Company did not have any dilutive ordinary share, there was no difference between basic and diluted earnings per share.

7.	DIVIDENDS

According to the articles of association of the Company, the Company considers the lower of the sum of current period net profit and opening retained earnings of financial statements prepared under HKFRS; and the sum of current period net profit and opening retained earnings derived under PRC GAAP and related regulations as the maximum limit in profit appropriation to shareholders.

A 2006 final special dividend of RMB0.013 per ordinary share, totaling approximately RMB168 million was declared and approved in the shareholders' meeting on October 12, 2007. The 2006 final special dividends were fully paid before June 30, 2008.

The 2007 final dividends distribution plan of the Company was approved in the shareholders' meeting on May 9, 2008. Applying total share capital of 13,524,487,892 shares as of December 31, 2007 as the basis and excluding those interim dividends paid, cash dividends per share distributed amounted to RMB0.053, totaling approximately RMB717 million and was fully paid as of June 30, 2008.

The 2008 interim dividends distribution plan of the Company was approved in extraordinary shareholders' meeting on October 28, 2008. Applying total share capital of 13,524,487,892 shares as of September 30, 2008 as the basis, cash dividends per share distributed amounted to RMB0.052 (2007 interim: RMB0.137), totaling approximately RMB703 million (2007 interim: RMB1,765 million) and was fully paid as of December 24, 2008.

The Board did not recommend the payment of a final dividend for the period up to December 31, 2008.

8.	ACCOUNTS RECEIVABLE, NET

Group	Company
	2008	2007	2008	2007
	RMB'000	RMB'000	RMB'000	RMB'000

Trade receivables	1,213,875	1,167,035	361,482	704,129
Less: provision for
doubtful debts	(267,454)	(281,379)	(249,122)	(263,690)

	946,421	885,656	112,360	440,439

Trade receivables from
related parties	521,021	450,099	3,919,204	837,595
Less: provision for
doubtful debts	(154,403)	(156,425)	(154,403)	(156,425)

	366,618	293,674	3,764,801	681,170

	1,313,039	1,179,330	3,877,161	1,121,609
Notes receivable	722,285	2,539,476	601,120	1,539,935

	2,035,324	3,718,806	4,478,281	2,661,544

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, a credit period for up to one year may be granted. The credit policies of some of the entities within Chinalco were receivables on demand. As of December 31, 2008, the ageing analysis of trade receivables is as follows:

Group	Company
	2008	2007	2008	2007
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 year	1,964,801	3,651,991	4,355,693	2,527,641
Between 1 and 2 years	33,173	31,792	21,330	35,379
Between 2 and 3 years	17,834	15,399	11,031	9,755
Over 3 years	441,373	457,428	493,752	508,884

	2,457,181	4,156,610	4,881,806	3,081,659

9.	ACCOUNTS PAYABLE

Group	Company
	2008	2007	2008	2007
	RMB'000	RMB'000	RMB'000	RMB'000

Trade payables	4,024,529	3,782,357	2,403,035	2,576,029
Trade payables to
related parties	319,401	312,724	202,683	216,835

	4,343,930	4,095,081	2,605,718	2,792,864
Notes payable (Note)	418,010	391,060	33,000	36,500

	4,761,940	4,486,141	2,638,718	2,829,364

Note:

Notes payable are repayable within six months (2007: six months).

The ageing analysis of the trade payables and notes payable is as follows:

Group	Company
	2008	2007	2008	2007
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 year	4,631,664	4,343,436	2,558,748	2,756,047
Between 1 and 2 years	70,967	67,862	50,978	40,983
Between 2 and 3 years	17,474	28,012	10,876	13,188
Over 3 years	41,835	46,831	18,116	19,146

	4,761,940	4,486,141	2,638,718	2,829,364

SUPPLEMENTARY INFORMATION

The consolidated financial statements for the years ended December 31, 2007 and 2008 have been prepared in accordance with HKFRS. HKFRS may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP"). Such differences involve different measurements for items shown in these financial statements, as well as additional disclosures required by US GAAP.

In preparing the summary of differences between HKFRS and US GAAP, the Directors of the Company are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of gains and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including useful lives of tangible and intangible assets. Actual results could differ from those estimates.

Effect on net profit of significant differences between HKFRS and US GAAP is as follows:

		2008	2008	2007
	Note	RMB'000	USD'000	RMB'000

Net profit under HKFRS		158,372	23,172	12,123,098
US GAAP adjustments
Additional depreciation on revalued
property, plant and equipment	(a)	269,999	39,505	269,999
Unrecognized excess of interest
in the net fair value of net assets
acquired over cost	(c)	11,103	1,625	21,921
Additional amortization on
revalued mining rights	(d)	9,307	1,362	9,307
Common control business
combinations	(g)	(214,679)	(31,411)	(1,016,337)
Impairment of goodwill	(g)	(6,690,223)	(978,876)	-
Minority interest	(h)	(149,144)	(21,822)	(1,370,056)
Income tax effect of US GAAP
adjustments	(i)	(41,721)	(6,104)	(138,304)

Net (loss)/profit under US GAAP		(6,646,986)	(972,549)	9,899,628

Basic and diluted net (loss)/earnings
per share under US GAAP		RMB(0.49)	USD(0.07)	RMB0.79

Effect on equity of significant differences between HKFRS and US GAAP is as follows:

		2008	2008	2007
	Note	RMB'000	USD'000	RMB'000

Equity under HKFRS		60,196,822	8,807,658	64,493,205
US GAAP adjustments
Revaluation of property,
plant and equipment, net of
related depreciation	(a)	(1,781,721)	(260,691)	(2,051,720)
Amortization of goodwill	(b)	73,944	10,819	73,944
Unrecognized excess of interest
in the net fair value of net assets
acquired over cost	(c)	(191,926)	(28,081)	(203,029)
Revaluation of mining rights,
net of related amortization	(d)	(215,193)	(31,486)	(224,500)
Difference on fair value of
acquisition considerations	(e)	(789,739)	(115,550)	(789,739)
Acquisition of minority interest	(f)	1,955,426	286,107	1,955,426
Common control business
combinations	(g)	12,799,089	1,872,690	8,372,437
Impairment of goodwill	(g)	(6,690,223)	(978,875)	-
Minority interest	(h)	(5,198,340)	(760,592)	(3,805,144)
Income tax effect of US GAAP
adjustments	(i)	166,938	24,425	626,576

Equity under US GAAP		60,325,077	8,826,424	68,447,456

Notes:

(a)	Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for in the financial statements using acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. As the transfers of these property, plant and equipment are regarded as common control transactions, no new cost basis was established under US GAAP. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary should record the asset at the parent's carrying value.

(b)	Amortization of goodwill

Until December 31, 2004, under HKFRS, goodwill arising from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under US GAAP, annual amortization of goodwill ceased from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing. Except for the differences with US GAAP recognized in prior years, there is no further difference.

(c)	Unrecognized excess of interest in the net fair value of net assets acquired over cost

Excess of interest in the net fair value of net assets acquired over cost arises from business combinations where the shares of fair value of the acquiree's identifiable assets, liabilities and contingent liabilities are in excess of acquisition cost. Under HKFRS, the identification and measurement of identifiable assets, liabilities and contingent liabilities are required to re-assess. After re-assessment, any remaining portion is recognized in income statement immediately. Under US GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to the non-current assets acquired (with certain exceptions). Any remaining excess is then recognized in the income statement as an extraordinary gain.

(d)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights for eight bauxite mines and four limestone quarries from Chinalco for consideration of RMB285,341,000. Under HKFRS, mining rights acquired are stated at acquisition cost less accumulated amortization and accumulated impairment loss. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, as the transfer was a transaction under common control, a new cost basis was not established for the Group.

(e)	Fair value of consideration on acquisitions

In November 2006, the Company entered into agreements with other shareholders of Lanzhou Aluminum to acquire the remaining equity interests of this entity. On April 24, 2007, the Company acquired such equity interests through the issuance of A shares. These A shares were then listed on the SSE on April 30, 2007. Under HKFRS, the fair value of the acquisition cost was measured at the fair value of these instruments on the closing date of the transaction. Under US GAAP, the fair value of the acquisition was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the balance of goodwill and the related impacts on equity (see (f) below) are different between HKFRS and US GAAP.

(f)	Acquisition of minority interest

Prior to 2007, the Company held a 71.43% equity interest in Shandong Aluminum. In April 2007, the Company acquired the remaining 28.57% equity interest in this subsidiary. In addition, in connection with the acquisition of Lanzhou Aluminum (see (e) above), the Company obtained a 51% indirect equity interest in Hewan Power in 2007. In November 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Under HKFRS, the acquisitions above do not qualify as business combinations and any difference between the consideration paid and the proportionate shares of the carrying amount of net assets acquired are accounted for in equity. Under US GAAP, acquisitions of minority interest are accounted for using the purchase method.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

(g)	Common control business combinations

In July 2007, the Company entered into agreements with Baotou Aluminum to acquire all the share capital from their shareholders. On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum through the issuance of A shares. On May 30, 2008, the Company acquired Longxing Aluminum, Huaxi Aluminum, Chalco Ruimin, Chalco Southwest Aluminum Cold Rolling, Chalco Southwest Aluminum and Henan Aluminum from Chinalco and China Nonferrous Metals Technology for cash. In addition, on October 1, 2008, the Company further acquired the aluminum alloy business of Pingguo Aluminum from Pingguo Aluminum Company for cash. Under HKFRS, these transactions are considered common control transactions as the Company, Baotou Aluminum and the seven common control entities acquired in 2008 are under de facto and actual control of Chinalco, respectively, and therefore, merger accounting is used to account for these transactions. However, for US GAAP purposes, the Company is not considered to be controlled by Chinalco. Therefore, under US GAAP, these are not regarded as common control transactions and are accounted for under the purchase method. The fair value of the consideration paid for the acquisition of Baotou Aluminum was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition while proportionate shares of all the net identifiable assets acquired were recorded at fair value based on the respective acquisition dates.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

During 2008, management performed annual impairment test for goodwill using the two-step approach according to SFAS 142. Except for goodwill arising from the acquisition of Baotou Aluminum, the fair values of those reporting units into which goodwill is allocated, exceed their respective carrying amounts including goodwill. Management concluded that the goodwill arising from the acquisition of Baotou Aluminum was impaired. A discount rate of 11% was applied to determine the implied fair value of goodwill based on the five-year financial budget approved by management. A growth rate of 2% was applied for cash flows beyond the five-year period, which does not exceed the long-term average growth rate for respective businesses and is consistent with forecast information contained in industry reports. An impairment loss of RMB6.690 billion was recorded as a result. This impairment is mainly attributable to the decline of the operating results of Baotou Aluminum due to changes in the economic environment and management considered the synergy initially expected to arise from acquisition of Baotou Aluminum was affected.

(h)	Minority interest

Under HKFRS, minority interest is included as a component of equity and the profit and loss attributable to minority interest is included as a component of the Group's total net profit. Under US GAAP, minority interest is excluded from equity and presented as a separate item before net profit.

(i)	Income tax effect of U.S. GAAP adjustments

Under US GAAP, deferred income tax relating to the reversal of the property, plant and equipment revaluation, mining rights revaluation, the effect of unrecognized excess of interest in the fair value of net assets acquired over cost and the effect of common control business combinations are recognized.

(j)	Other disclosure: effects of tax holiday

Six branches and five subsidiaries of the Company located in the western region of China were granted tax concessions to pay PRC enterprise income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified businesses of the six branches and five subsidiaries in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010. The preferential treatment persists so long as the qualified businesses of these branches continue to operate during the applicable period.

A subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to "Certain policies under the Strategic Development of Western Region in Qinghai Province" (Qing Zheng [2003] No. 35), the subsidiary is exempted from PRC enterprise income tax for the first 5 years starting from the commencement of its business and is entitled to a preferential rate of 15% for the years after.

Under US GAAP, the aggregate amount and effect on earnings per share of the tax holiday are as follows:

	2008	2008	2007
	RMB'000	USD'000	RMB'000

The aggregate amount of tax holiday	14,621	2,139	954,681
Effect on basic earnings per share	RMB0.0011	USD0.0002	RMB0.08

(k)	Recent U.S. accounting pronouncements

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008.

PRODUCT MARKET REVIEWS

The supply and demand as well as the price of aluminum are closely tied to changes in the global and PRC macro-economy. Changes in the global and PRC economic climate have a significant impact on the aluminum market.

PRIMARY ALUMINUM MARKET

During the year 2008, the international and domestic prices of primary aluminum were volatile. Prior to September, affected by various factors such as the U.S. subprime crisis, economic slowdown in western countries as well as power restriction and production cuts of primary aluminum in countries such as the PRC and South Africa, the highest price of spot aluminum at the London Metal Exchange (hereafter as "LME") reached US$3,260 per tonne as compared to the lowest price of US$2,370 per tonne. The highest and the lowest prices of spot aluminum on the Shanghai Futures Exchange (hereafter as "SHFE") were RMB21,600 per tonne and RMB18,040 per tonne respectively. Since October, the aluminum price experienced a consecutive sharp fall with the deepening and intensification of the international financial crisis. Prices of spot aluminum on the LME and SHFE hit a record low of US$1,471 per tonne and RMB10,050 per tonne, respectively. The average price of spot aluminum as quoted by LME in 2008 was US$2,573 per tonne, representing a decrease of 2.5% from the corresponding period last year, while that of SHFE was RMB17,345, representing a decrease of 11.4% from the corresponding period last year.

In 2008, the global output of primary aluminum was approximately 39.96 million tonnes, representing an increase of 4.7% over the corresponding period last year. The global consumption of aluminum was approximately 38.13 million tonnes, representing an increase of 0.8% over the corresponding period last year. Since 2008, especially in the fourth quarter when international financial crisis posed a deepening impact on entities' economy, major aluminum consumption industries such as the real estate and automobile sectors have seen negative growth, followed by dampened global aluminum consumption and surge in stocks. In light of the sharp decline in aluminum prices and weakened consumption, both national and international aluminum manufacturers reduced production in succession. By the end of December 2008, the production capacity so reduced by global aluminum enterprises accounted for approximately 13.5% of the total production capacity around the world, while the reduction by PRC enterprises accounted for approximately 24.1% of the total production capacity of the PRC. In 2008, the domestic output of primary aluminum was approximately 13.18 million tonnes, representing an increase of 4.9% over the corresponding period last year and the domestic consumption of primary aluminum was approximately 12.50 million tonnes, representing an increase of 0.5% over the corresponding period last year.

ALUMINA MARKET

In 2008, international and domestic prices of spot alumina retreated gradually. The CIF PRC price for spot alumina in the international market went up to a maximum of approximately US$450 per tonne, while the alumina price bottomed at approximately US$200 per tonne due to outpaced expansion in alumina production capacity, depleted production of aluminum manufacturers and drastic decrease in demand. The highest and lowest prices of domestic spot alumina were RMB4,500 per tonne and RMB1,850 tonne respectively. At present, the price is approximately RMB1,900 per tonne.

The global output of alumina for 2008 was approximately 79.18 million tonnes, representing a year-on-year increase of 6.2%; the consumption reached approximately 78.07 million tonnes, representing a year-on-year increase of 4.5%. In light of production cuts of aluminum, global alumina manufacturers have started to downsize production since the fourth quarter. By the end of December 2008, the production capacity of alumina so reduced by global and the domestic aluminum enterprises accounted for approximately 9.8% of the total global production capacity, while the reduction in the PRC accounted for 24.4% of the total domestic production capacity. In 2008, the domestic output of alumina products reached approximately 22.78 million tonnes, representing a year-on-year increase of 17.1%. The demand for alumina was approximately 26.70 million tonnes, representing a year-on-year increase of 2.7%. In 2008, alumina imported into the PRC amounted to approximately 4.58 million tonnes, representing a year-on-year decrease of 12.4%.

BUSINESS REVIEW

In 2008, the disasters including snow storm and earthquake in the PRC caused substantial losses to the Group, international financial crisis, raw material price hikes and sharply decreasing commodity prices further posed unprecedented difficulties and challenges to the Group's production and operation. The Group adopted effective countermeasures that were scientific, strengthened its management, reduced energy consumption, tapped potentials, increased efficiency, controlled costs and expenses, stabilized supply, strengthened sales and constrained investment to enable a stable operation of the Group's production and business.

1.

Stability in production. The Group proactively addressed challenges arising from natural disasters at home and financial crisis across the globe. Faced with serious natural disasters, the Group promptly kicked start emergency plans and completed post-disaster rehabilitation ahead of schedule. In response to rapidly deteriorating market conditions, the Group decisively adjusted its operating strategies by shifting to more flexible and profit-oriented production plans. In 2008, the production volume of alumina reached 9.02 million tonnes, representing a decrease of 5.8% over the corresponding period last year. The production volume of alumina chemicals was 1.04 million tonnes, representing an increase of 1.5% over the corresponding period last year. The production volume of primary aluminum amounted to 3.25 million tonnes, representing an increase of 16.1% over the corresponding period last year. The production volume of aluminum fabrication products was 353,000 tonnes, representing an increase of 341.3% over the corresponding period last year.

2.

Strengthening financial management and controlling costs and expenses to secure stable cash flow. Making use of low-cost financing method to optimize debt structures. On financial management, the Group timely built resilience against risk via more in-depth economic breakdown as well as improved budget and cash flow alert system. At the same time, the Group worked hard to cut materials and energy consumption, stringently controlled costs and expenses, constrained expenditure and reinforced stock management.

On May 22, 2008, the Company obtained approval from the National Association of Financial Market Institutional Investors to issue medium-term notes with a total principal sum of up to RMB10 billion in the PRC, to be issued by tranches. It was valid until May 20, 2010. In June 2008, the Company issued the 2008 first tranche of medium-term notes in the principal amount of RMB5 billion at par with face value of RMB100 for nominal value of RMB100 per unit, bearing an annual interest rate of 5.30% with a maturity period of three years. In October 2008, the Company successfully issued the second tranche of medium-term notes for 2008 in the principal amount of RMB5 billion at par with face value of RMB100 per unit, bearing an annual interest rate of 4.58% with a maturity period of five years. The net proceeds aforementioned are to be principally used to supplement working capital and to refinance bank borrowings of the Group.

In February and July 2008, the Company successfully issued short-term bonds with total principal amounts of RMB2 billion and RMB3 billion at par, respectively, in the PRC with a face value of RMB100 each, bearing coupon interest rates of 4.99% and 4.83% respectively, with a maturity period of 1 year.

3.

Optimising industry chain to enhance risk resistance. Acquisitions of five aluminum fabrication enterprises and one aluminum enterprise had been completed. On May 12, 2008, the Company submitted a bid for the acquisition of 100% of the equity interests in Longxing Aluminum, 100% of the equity interests in Chalco Southwest Aluminum Cold Rolling, 84.02% of the equity interests in Henan Aluminum, 75% of the equity interests in Chalco Ruimin, 60% of the equity interests in Chalco Southwest Aluminum and 56.86% of the equity interests in Huaxi Aluminum from Chinalco and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals Technology"). The equity interests of the above companies were listed on China Beijing Equity Exchange for bidding at a consideration of RMB4,175 million. The three parties entered into a transfer agreement on May 21, 2008 and completed all transfer procedures on May 30, 2008. The acquisition of aluminum fabrication assets enabled the Company to further optimize its industry chain, avert industry cycle risks and improve overall competitiveness. The acquisition of aluminum assets also reduced connected transactions and competitions between the Company and its controlling shareholder.

4.

Further promoting overseas projects. On May 9, 2008, Chalco (Hong Kong) Limited, a subsidiary of the Company, entered into a Joint Venture Arrangement with Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG). Under the Joint Venture Arrangement, the joint venture company will develop and operate a primary aluminum plant with an annual capacity of approximately one million tonnes and a self-owned power plant with an estimated construction scale of about 1,860MW per annual in Jazan Economic City of Saudi Arabia. The primary aluminum plant will be constructed in three phases. The total investment of the project is estimated to be approximately US$4.5 billion. The Company proposed to hold 40% equity interests, being the largest shareholder in the project. Currently, a feasibility study is being prepared.

In 2007, the Company entered into the Aurukun project development agreement with the Queensland government of Australia and the land lease agreement with the aborigines, thus completing relevant legal documentation in respect of the Aurukun project. The Company obtained the mining right development license from the Queensland government for the Aurukun bauxite resources. Currently, a feasibility research report is being prepared.

5.

Further reinforcing resource protection. The Group spared no effort in accelerating the pace of mine construction, strengthening ore procurement and production and improving safety and reliability of ore supply and comprehensive utilization of resources. In 2008, contribution of self-mining mines increased by approximately 11 percentage points as compared to the corresponding period last year. Furthermore, the Group acquired the mining rights of 20 bauxite mines with a bauxite reserve of 120 million tonnes, which increased the self-mining capacity of bauxite by 3.46 million tonnes.

6.

Advancing energy saving and emission reduction. The Group set development goals and assurance policies for recycling and conservation of resources, aspiring to transform itself into a resource-efficient enterprise. The Group sped up the renovation of integrated energy-saving technology by means of new production techniques and technologies, mainly by streamlining its production workflow and perfecting its product structure. In 2008, the Group saved energy equivalent to 612,000 tonnes of standard coal. It has fundamentally realized zero sewage drainage by investing an amount of RMB490 million in 13 sewage treatment projects.

7.

Proactively scaling new heights in technology. The Group made significant progress in the research and development and commercialization of technological applications with breakthroughs in several key technologies. Leveraging its novel technologies for ore processing at bauxite mines, efficiency-based and energy-saving production of alumina and newly structured aluminum smelting, the Group is set to alleviate shortage of resources and energy. The successful development of "3-dimensional refinements'' will boost the strength of electric current, production volume and life span of equipment whilst reducing energy consumption. Promotion and application of new know-how in aluminum production have significantly enhanced production volume and quality, reduced cost, sparked efficiency, saved energy and reduced emission.

8.

Further refining baseline management. In the areas of production and operation, the Group refined its production arrangement and implemented cost reduction indicators in every process along the workflow. Emergency plans have been laid down and potentials have been exploited to seek steady production.

As for sales management, the Group improved production to sales ratio by tracking and analyzing market dynamics, optimizing resources for supplies and sales whilst improving customer relations.

In terms of investment management, the Group compressed projects under construction and implemented management by classification, thereby exercising greater control on workflows, clarifying investment accountability and controlling investment risks.

9.

Fulfilling corporate social responsibility. The Group has efficiently operated a healthy and safe environmental management system and facilitated the economic and social development of places where the enterprises of the Group were located. In the wake of snow storm and earthquake, the Group took positive initiatives to take part in emergency and disaster relief and donated a large amount of money and mechanical equipment to the stricken areas. In addition, large machineries, transportation vehicles and rescue teams were sent.

10.	Gradually extending corporate culture to lower levels. A corporate culture is taking shape in the core values of accountability, creditability and excellence.

FINANCIAL RESULTS

The revenue of the Group for the year 2008 amounted to RMB76.726 billion, representing a year-on-year decrease of 9.94%. The profit attributable to the equity holders of the Company was RMB9.2 million, representing a year-on-year decrease of 99.91%. Earnings per share for profit attributable to the equity holders of the Company was RMB0.00068, representing a year-on-year decrease of 99.92%.

DIVIDENDS

The Company had declared and paid an interim dividend of RMB0.052 per share (tax inclusive) for the period up to June 30, 2008, totalling RMB0.703 billion. The Board did not recommend the payment of a final dividend for the period up to December 31, 2008. Details of the dividend distributed in the last three years are as follows:

	Year 2008	Year 2007	Year 2006

Total dividend that should be
paid in the year (RMB billion)	0.703	2.650	3.672
Ratio to profit attributable
to equity holders
of the Company (%)	7,641.30	24.64	30.33

BUSINESS PROSPECT

In light of the slackening global economic growth, significant decline in demand for aluminum and plummeting aluminum prices, the Group's operation and production will face enormous difficulties and challenges in 2009.

In 2009, the Group will, firmly in line with its corporate strategy, push forward with: cost reduction, efficiency advancement, structure adjustment, resource acquisition and technology innovations. Key tasks are as follows:

1.

Strengthen the production structure, promote flexibility in production in accordance with the principles for maximizing efficiency, ensure stability in production and operation. Further develop the overall advantage of the product chain, and to achieve cost reduction from collaboration among the product chain.

2.

Strengthen the capability in financial controls, strengthen budget controls and centralization of capital management in all directions, perfect on the debt structure, lower financial costs and costs of capital, and maintain sufficient cash reserve.

3.	Press ahead with the Group's resource strategy so as to increase the capability to acquire resources.

4.	Combine centralized procurement with flexible procurement to reduce inventory and procurement cost.

5.	Optimize sales and marketing strategies, further utilize the advantage of centralized management of sales and marketing, ensure market share, improve liquidity and strike a production-sale balance.

6.	Reduce investment scale and improve investment structure.

7.

Bring the Group's technological strategies into full play. With the theme of lowering costs and increasing efficiency, reduce energy consumption and emission and maintain technical reserves. With achieving maximum economies of scale as a priority, speed up research and development on technological projects and propel the industrialization of technologies endeavors. At the same time, to develop, selectively, scientific technology and applied basic research, to ensure the Company's continuing development.

8.	Further strengthen the development of the internal control system, perfect the internal supervision system.

9.	Adopt a strategy of placing importance on talents, increase the skills and overall standard of all staff.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis should be read in conjunction with the financial statements together with the accompanying notes, included elsewhere in this announcement.

Business Segments

The Group is engaged principally in alumina refining, primary aluminum smelting and aluminum fabrication. We organize and manage our operations according to the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and sell them to the group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of purchasing primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabrication products, including casts, planks, screens, extrusions, forges, powder and die castings.

Other activities include research and development activities relating to aluminum business of the headquarters and other operations of the Group.

The Group acquired equity interest in Longxing Aluminum, Chalco Southwest Aluminum Cold Rolling, Henan Aluminum, Chalco Ruimin, Chalco Southwest Aluminum and Huaxi Aluminum in May 30, 2008. After the acquisition, the business and assets of the group experienced substantial changes. According to the business nature of aluminum fabrication and requirements on segment reporting under HKFRS, the Group disclosed the segment of aluminum fabrication separately in 2008, and corresponding amounts in 2007 were reclassified accordingly.

Results of Operations

The Group's profit attributable to equity holders of the Company in 2008 was RMB9.2 million, representing a large decrease from RMB10,753 million for the corresponding period last year. This was mainly attributable to the facts: the Group suffered significant losses due to snow storm and earthquake in China at the beginning of 2008; the Group's production and operation encountered unprecedented hardships and challenges including international financial crisis, the sharp rise in raw material and fuel prices and the continued slump in product prices.

Revenue

Revenue of the Group in 2008 was RMB76,726 million, representing a decrease of RMB8,473 million or 9.94% from RMB85,199 million for the corresponding period last year, which was mainly attributable to the decrease in product price. (For details please refer to "Discussion of Segment Operations" below)

Cost of Sales

The Group's total cost of sales increased by RMB5,138 million or 7.91% from RMB64,936 million for the corresponding period last year to RMB70,074 million in 2008. Such increase mainly attributed to the year-on-year increase in cost resulting from the surging prices of raw and ancillary materials and influence of the snow storm and earthquake disasters. Meanwhile, the Group adopted effective measures and implemented flexible production plans, which mitigated the adverse impact arising from cost hikes to a certain extent.

Currently, the Company adopted proactive measures to reduce the procurement cost of raw materials and fuels and ore. At the same time, the Company adopted different means to trim down expenses and the cost of staff. Apart form these, greater efforts were put on scientific research and development by the Company, aspiring to reduce consumption and create benefits by technology.

Selling and Distribution Expenses, General and Administrative Expenses

The Group's selling and distribution expenses increased by RMB206 million or 15.19% from RMB1,356 million for the corresponding period last year to RMB1,562 million in 2008. This was primarily attributable to an increase of RMB181 million in transportation and loading expenses and an increase of RMB23 million in packaging expenses, storage fees and port expenses.

The Group's administrative expenses increased by RMB420 million or 13.81% from RMB3,042 million for the corresponding period last year to RMB3,462 million in 2008, which is mainly due to the devaluation of inventory in accordance with changes in market condition, representing an increase of provision for inventory obsolescence of RMB891 million. Excluding the impact of this factor, the Group's administrative expenses decreased by approximately RMB471 million over the corresponding period last year.

On December 31, 2008, the Group conducted an impairment test on all of its inventories, which took into consideration the offset between sales by internal alumina enterprises of the Group and production by internal aluminum smelters of the Group as a whole, adding considerations of the financial budget and with reference to inventory turnover, purpose of inventories and post balance sheet events to arrive at provisions for inventory impairment for 2008 in accordance with accounting standards. Subsequent to a thorough testing, the provisions for inventory impairment of the Group in 2008 amounted to RMB916 million. The loss arising from such impairment classified under administrative expenses increased by RMB891 million over the corresponding period last year. In 2008, other assets have not recorded material impairment loss upon evaluation.

Measurement of Fair Value

The Group formulated procedures for recognition, measurement and disclosure of fair value in strict compliance with requirements on fair value under the accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, the financial assets available for sale and financial assets and liabilities at fair value through profit or loss (including derivative instruments) were measured at fair value.

The Group uses the majority of its futures and options contracts traded on the Shanghai Futures Exchange and the London Metal Exchange to hedge against fluctuations in primary aluminum price.

As of December 31, 2008, the primary aluminum future contracts held by the Group measured at fair value and accounted for as financial assets held for trading amounted to RMB58 million, increased by RMB50 million from RMB8 million at the end of 2007, which were accounted for as gains from changes in fair value.

As of December 31, 2008, the options contract for primary aluminum held by the Group measured at fair value and accounted for as financial liabilities held for trading amounted to approximately RMB114 million. Net loss from changes in fair value of options contracts accounted for in the profit or loss for the period amounted to approximately RMB72 million.

Realized gains from the above futures and options contracts in 2008 amounted to RMB289 million, representing an increase of RMB197 million as compared with RMB92 million for the corresponding period last year.

Owing to the above factors, operating profit of the Group decreased significantly from RMB15,794 million for the corresponding period last year to RMB1,823 million in 2008.

Finance Costs, Net

The Group's finance costs, net increased by RMB670 million or 64.42% from RMB1,040 million for the corresponding period last year to RMB1,710 million in 2008. This is primarily attributable to the increase of bank loan, issuance of corporate bond and increase of interest rate which increased interest expenses by RMB639 million over the corresponding period. At the same time, there was an increase of RMB26 million in exchange loss over the corresponding period last year due to changes in foreign exchange rate.

Income Tax

The Group's income tax expense decreased from RMB2,869 million for the corresponding period last year to a tax benefit of RMB34 million in 2008, representing a decrease of RMB2,903 million. Such decrease was mainly due to the significant decrease in profit of the Group which led to a decrease of income tax expense by RMB3,675 million as compared with the corresponding period last year. Other items, including a decrease in tax credit arising from investments in locally manufactured equipment, led to an increase in income tax expense by RMB772 million as compared with the corresponding period last year.

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Segment Revenue

The Group's revenue from products in the alumina segment was RMB30,942 million in 2008, representing decrease of RMB4,188 million or 11.92% from RMB35,130 million for the corresponding period last year.

The revenue from external trading for the alumina segment decreased by RMB4,924 million or 25.34% from RMB19,435 million for the corresponding period last year to RMB14,511 million in 2008.

The inter-segment revenue for the alumina segment slightly increased by RMB736 million from RMB15,695 million for the corresponding period last year to RMB16,431 million in 2008.

External sales volume of alumina of the Group decreased by 1,280,700 tonnes from 5,545,100 tonnes (including sales volume from trading of 1,270,000 tonnes) for the corresponding period last year to 4,264,400 tonnes (including sales volume from trading of 1,134,800 tonnes) in 2008. The decrease was primarily due to the Group's increased self-consumption and the cutbacks and limitation of production. The decreased external sales volume of alumina resulted in a decrease of RMB3,737 million in revenue.

The Group's external average selling price of alumina amounted to RMB2,710 per tonne (exclusive of value-added tax here and below), representing a decrease of RMB208 per tonne or 7.13% from RMB2,918 per tonne for the corresponding period last year. The decrease in external average selling price resulted in a decrease of RMB887 million in revenue.

Segment Results

As a result of the foregoing reasons, the Group's profit in the alumina segment decreased by RMB6,309 million or 79.95% from RMB7,891 million for the corresponding period last year to RMB1,582 million in 2008.

Primary Aluminum Segment

Segment Revenue

The Group's sales revenue from products in the primary aluminum segment decreased by RMB2,590 million or 4.78% from RMB54,177 million for the corresponding period last year to RMB51,587 million in 2008. Such decrease was mainly attributable to the substantial decrease in selling prices caused by international financial crisis. In addition, due to snow storm in the beginning of the year, and shortage in electrical power supply, the production and sales volume was affected.

The revenue from external trading in the primary aluminum segment decreased by RMB3,406 million or 6.57% from RMB51,835 million for the corresponding period last year to RMB48,429 million in 2008.

The internal revenue in the primary aluminum segment increased by RMB817 million or 34.88% from RMB2,342 million for the corresponding period last year to RMB3,159 million.

The external sales volume of aluminum increased by 129,200 tonnes from 2,972,100 tonnes for the corresponding period last year to 3,101,300 tonnes in 2008, mainly due to the changes in the scope for consolidation to the 2008 financial statements which had led to increased sales volume. Such increase in sales volume of aluminum resulted in an increase of RMB2,158 million in revenue. Excluding this impact, affected by the decreased demand of aluminum sales market, limitation and shutdown of production, the sales revenue of aluminum decreased slightly over the corresponding period last year.

Affected by the market price of primary aluminum in 2008, the Group's average external selling price of primary aluminum was RMB14,742 per tonne, representing a decrease of RMB1,964 per tonne or 11.76% from RMB16,706 per tonne for the corresponding period last year. The decreased external selling price resulted in a decrease of RMB6,091 million in revenue.

Segment Results

The Group's segment results in the primary aluminum segment amounted to RMB484 million in 2008, representing a decrease of RMB7,326 million or 93.80% from RMB7,810 million for the corresponding period last year.

Aluminum Fabrication Segment

Segment Revenue

The Group's sales revenue from product in the aluminum fabrication segment amounted to RMB10,900 million in 2008.

Segment Results

The Group's total segment results in the aluminum fabrication segment recorded a loss of RMB314 million in 2008, primarily attributable to the decrease in consumption of aluminum fabrication products and insufficient orders due to the international financial crisis.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of December 31, 2008, the Group's current assets amounted to RMB42,487 million, representing an increase of RMB12,212 million over RMB30,275 million as at the end of 2007.

As of December 31, 2008, the Group's bank balances and cash amounted to RMB16,296 million, representing an increase of RMB7,241 million as compared with RMB9,055 million as at the end of 2007.

As of December 31, 2008, the Group's net inventories amounted to RMB19,876 million, representing an increase of RMB4,506 million as compared with RMB15,370 million as at the end of 2007, primarily due to the increase in reserved inventories and goods inventories.

As of December 31, 2008, the Group's current liabilities amounted to RMB38,451 million, representing an increase of RMB14,909 million as compared with RMB23,542 million as at the end of 2007. Among which, short-term borrowings (including long-term borrowings which fall due within one year) and short-term bonds increased by RMB10,943 million while other payables and accrued expenses increased by RMB3,990 million.

As of December 31, 2008, the current ratio of the Group was 1.10, representing a decrease of 0.19 as compared with 1.29 as at the end of 2007. The quick ratio was 0.59, representing a decrease of 0.04 as compared with 0.63 as at the end of 2007.

Non-current Liabilities

As of December 31, 2008, the Group's non-current liabilities amounted to RMB36,880 million, representing an increase of RMB19,067 million as compared with RMB17,813 million as at the end of 2007. Out of that amount, long-term borrowings (excluding the portion due within one year) increased by RMB8,690 million; bonds payable increased by RMB9,983 million, mainly attributable to the medium-term notes of RMB5,000 million seperately issued by the Group in June and October 2008 primarily to supplement the Group's working capital and to refinance bank borrowings.

As of December 31, 2008, the debt to asset ratio of the Group was 55.58%, representing an increase of 16.51 percentage points as compared with 39.07% as at the end of 2007.

Capital Expenditures, Capital Commitments and Investments Undertakings

The Group's capital expenditures for projects in 2008 amounted to RMB19,708 million, which consisted mainly of the investments in Phase III of the Guangxi alumina project, the self-owned power plant project of Hewan Power, the expansion and environment control works of the Guizhou alumina project, the Chongqing 800,000-tonne alumina project, environmental protection, energy-saving and renovation for aluminum project of Zunyi Aluminum, the 800,000-tonne alumina project in Zunyi and renovation project of aluminum smelting ports of Baotou Aluminum, etc. As of December 31, 2008, the Group's project capital commitment amounted to RMB40,409 million, of which those contracted but not provided for amounted to RMB10,278 million and those authorized but not contracted for amounted to RMB30,131 million.

As of December 31, 2008, the Group's external investment commitment amounted to RMB395 million, mainly for the joint investment in the Zunyi Alumina Project. The Group's investments in new construction and renovation projects as well as external acquisitions have constantly improved its capacity and output of alumina and primary aluminum.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2008 amounted to RMB15,982 million, including foreign currency deposits denominated in Hong Kong dollars, US dollars, Euro and Australian dollars which were respectively translated to RMB as 46 million, 191 million, 10 million and 218 million.

Cash Flow from Operating Activities

Net cash from operating activities substantially decreased by RMB8,199 million or 76.96% from RMB10,653 million for the corresponding period last year to RMB2,454 million in 2008. Such decrease was primarily due to the decrease in the Group's earnings.

Cash Flows from Investing Activities

Net cash outflow from investing activities significantly increased by RMB13,641 million from RMB8,563 million for the corresponding period last year to RMB22,204 million in 2008. Such increase was mainly attributable to the increased capital expenditures of the Group and the acquisition of five aluminum fabrication enterprises and one aluminum enterprise.

Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB26,937 million in 2008, representing an increased inflow by RMB30,891 million from the net outflow of RMB3,954 million for the corresponding period last year. Among which, the increase in bank borrowings of the Group in 2008 led to a year-on-year increase of RMB20,139 million in cash inflow. The issue of medium-term notes and short-term bonds led to a year-on-year increase of RMB9,984 million in cash inflow.

Non-recurring Items (according to the PRC Accounting Standards for Business Enterprises (2006))

The gains from non-recurring items of the Group in 2008 amounted to RMB143 million, comprising loss of non-current asset disposal of RMB59 million, subsidy income of RMB97 million, investment loss from financial assets and libilities held for trading of RMB21 million, investment gain from disposal of financial assets and libilities held for trading of RMB289 million as well as gain from external entrusted loans of RMB2 million, net loss of other non-operating income/ expenses of RMB174 million, reversal of impairment of accounts receivable for separate impairment tests of RMB43 million, income tax expense on the aforementioned non-recurring items of RMB53 million and the net profit attributable to the subsidiaries acquired from business combination under common control from the beginning of the period to the date of consolidation of RMB19 million.

SHARE CAPITAL STRUCTURE

As of December 31, 2008, the share capital structure of the Company was as follows:

As of December 31, 2008
	Number	Percentage to total
	of shares	issued share capital
	(in million)	(%)

Holders of A Shares subject
to trading moratorium

Chinaclo	5,214.41	38.56
Baotou Aluminum (Group) Co., Ltd. (Note1)	351.22	2.60
Lanzhou Aluminum Factory (Note 1)	79.47	0.58
Guiyang Aluminum Magnesium Design &
Research Institute (Note 1)	4.12	0.03

Holders of A Shares not subject
to trading moratorium	3,931.30	29.07

Holders of H Shares	3,943.97	29.16

Total	13,524.49	100

Note 1:	Subsidiaries of Chinalco. The subsidiaries also include Shanxi Aluminum Plant which holds 7.14 million A shares not subject to trading moratorium, representing 0.05% of the share capital.

According to the public information available to the Company and to the best knowledge of the Company's Directors, as of March 27, 2009, being the latest practicable date prior to the issue of this announcement, there is sufficient public float in the Company's share capital structure which is in compliance with the requirement of the Hong Kong Listing Rules.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as at December 31, 2008, the following persons (other than the directors, supervisors and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

					Percentage
Name of					in the relevant	Percentage in
substantial	Class of	Number of			class of issued	total issued
shareholders	shares	shares held		Capacity	share capital	share capital

Chinalco	A Shares	5,656,357,299	(L)	Beneficial owner and	59.04% (L)	41.82% (L)
		(Note 1)		interests of
				controlled
				corporations
China Cinda Asset	A Shares	900,559,074	(L)	Beneficial owner	9.40% (L)	6.65% (L)
Management Corporation
China Construction	A Shares	709,773,136	(L)	Beneficial owner	7.41% (L)	5.25% (L)
Bank Corporation
China Development Bank	A Shares	554,940,780	(L)	Beneficial owner	5.79% (L)	4.10% (L)
Templeton Asset	H Shares	479,874,475	(L)	Investment manager	12.17% (L)	3.55% (L)
Management Ltd.
Barclays PLC	H Shares	249,799,316	(L)	Interests of controlled	6.33% (L)	1.85% (L)
		27,614,000	(S)	corporations	0.70% (S)	0.20% (S)
		(Note 2)
HSBC Holdings plc	H Shares	247,833,475	(L)	Interests of controlled	6.28% (L)	1.83% (L)
		253,569,239	(S)	corporations	6.42% (S)	1.87% (S)
		(Note 3)
JPMorgan Chase & Co	H Shares	240,191,029	(L)	Beneficial owner,	6.09% (L)	1.78% (L)
		(including		investment manager	(including	(including
		79,464,900(P))		and custodian	2.01% (P))	0.59% (P))
		59,220,381	(S)	corporation/approved	1.50% (S)	0.44% (S)
		(Note 4)		lending agent

(L)	The letter "L" denotes a long position.
(S)	The letter "S" denotes a short position.
(P)	The letter "P" denotes interests in a lending pool.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A Shares held by Chinalco, and an aggregate interests in 441,950,104 A Shares held by various controlled corporations which are subsidiaries of Chinalco, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A Shares held by Shanxi Aluminum Plant.

2.	These interests were held directly by various corporations controlled by Barclays PLC.

Among the aggregate interests in the long position in H Shares, 360,000 H Shares were held by Barclays Global Investors (Deutschland) AG, 23,363,316 H Shares were held by Barclays Global Investors Ltd, 194,406,000 H Shares were held by Barclays Global Fund Advisors and 31,670,000 H Shares were held by Barclays Global Investors, N.A..

The short position in H Shares was held directly by Barclays Global Investors, N.A..

3.	These interests were held directly by various corporations controlled by HSBC Holdings plc.

Among the aggregate interests in the long position in H Shares, 233,568,000 H Shares were held by The Hongkong and Shanghai Banking Corporation Limited, 13,521,725 H Shares were held by HSBC Financial Products (France) and 743,750 H Shares were held by Hang Seng Bank Trustee International Limited.

Among the aggregate interests in the short position in H Shares, 253,568,739 H Shares were held by The Hongkong and Shanghai Banking Corporation Limited and 500 H Shares were held by HSBC Bank plc.

4.	These interests were held directly by various corporations controlled by JPMorgan Chase & Co.

The long position in H Shares included 86,256,129 H Shares held as beneficial owner, 74,470,000 H Shares held as investment manager and 79,464,900 H shares held as custodian corporation/approved lending agent. Among the aggregate interests in the long position in H Shares, 24,300,000 H Shares were held by JF Asset Management (Singapore) Limited, 12,055,000 H Shares were held by Bear, Stearns International Limited, 18,648,784 H Shares were held by J.P. Morgan Securities Ltd., 55,552,345 H Shares were held by J.P. Morgan Whitefriars Inc., 20,812,000 H Shares were held by China International Fund Management Ltd, 28,876,000 H Shares were held by JF Asset Management Limited, 482,000 H Shares were held by J.P. Morgan Investment Management Inc., 79,464,900 H Shares were held by JP Morgan Chase Bank, N.A..

Among the aggregate long position in H Shares, 17,077,405 H Shares were held as derivatives.

The short position in H Shares was held as beneficial owner. Among the aggregate interests in the short position in H Shares, 12,055,000 H Shares were held by Bear, Stearns International Limited, 10,396,000 H Shares were held by J.P. Morgan Structured Products B.V., 17,336,586 H Shares were held by J.P. Morgan Securities Ltd., 19,432,795 H Shares were held by J.P. Morgan Whitefriars Inc..

Among the aggregate short position in H Shares, 28,128,795 H Shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as at December 31, 2008, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

RESIGNATION OF CHAIRMAN AND PROPOSED CHANGES IN DIRECTORS

Mr. Xiao Yaqing, the Chairman of the Company, resigned as the Chairman of the Company on March 27, 2009 with immediate effect. He also resigned as the Chief Executive Officer, Executive Director and Chairman of Nomination Committee of the Board on March 27, 2009, which will take effect after the election of a new executive director at the 2008 annual general meeting of the company to be convened on May 26, 2009. The board of the company extend thanks to Mr. Xiao for his contribution to the Company during his tenure. Mr. Xiong Weiping was nominated by Chinalco, the controlling shareholder of the Company, and approved by the third session of the Board of the Company, as an executive director candidate of the third session of the Board of the Company, and his nomination will be submitted to the 2008 annual general meeting of the Company to be convened on May 26, 2009 for election and approval. The biographical details of Mr. Xiong Weiping is as follows:

Xiong Weiping, 52, a candidate for executive director of the third session of the Board and concurrently the President of Chinalco. Mr. Xiong graduated from Central South University of Industry majoring in mining engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and an impressive record of experience in economics, corporate management and metaliferous mining. Mr. Xiong is also a Professor and a tutor of Ph.D. students of Guanghua School of Management, Peking University. He is an expert who is granted special subsidies by State Council and was recognized as the "Middle-aged and Youth Expert with Special Contribution to the Nation" by the original Ministry of Personnel of the PRC. He was formerly the General Secretary of Hunan Provincial Communist Youth League, a standing committee member of the All China Youth Federation and the president of Hunan Youth Union Committee, the Vice-Chancellor and Dean of the Faculty of Management, Professor, tutor of Ph.D. students of Central South University of Industry. Mr. Xiong had served as the Vice President of China Copper, Lead & Zinc Group Corporation, the Vice President of Chinalco, the Executive Director, Senior Vice President and President of Chalco and the Vice Chairman and President of China National Travel Service (HK) Group Corporation (China Travel Service (Holdings) Hong Kong Limited).

The biographical details of Mr. Xiong Weiping required to be disclosed under Rule 13.51(2) of the Hong Kong Listing Rules will be set out in the Notice of the 2008 Annual General Meeting of the Company to be despatched to shareholders of the Company.

A further announcement will be made by the Company when the above proposed changes in directors of the Company become effective.

INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS IN SHARES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS

During the year ended December 31, 2008, none of the Directors or chief executive or supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

During the year ended December 31, 2008, none of the Directors, chief executive, supervisors, senior management, their spouses or children under the age of 18 was given the right to acquire shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO).

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had 107,887 employees as of December 31, 2008. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive benefits including medical care, housing subsidies, child care and education, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Group is currently participating in pension contribution plans organized by the relevant provincial and municipal governments, under which each of the Group's plants is required to contribute to an amount of the pension fund equivalent to a specific percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution depends in part on the location of the plant and the average age of the employees, varies from plant to plant. The contribution of each plant accounted for approximately 20% of employees' salary. The Group had not paid retirement benefits to its employees for the year ended December 31, 2008.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2008. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2008.

The following resolutions were passed at the Board meeting held on October 29, 2008, the 2008 Third Extraordinary General Meeting, 2008 First Class Meeting of the Holders of A Shares and 2008 First Class Meeting of the Holders of H Shares held on December 29, 2008: to grant to the Board a general mandate to repurchase the H shares of the Company (including but not limited to authorising the Board to decide on the time, quantity and price of the repurchase, to set up overseas stock accounts and to process the respective foreign exchange registration procedures, to inform creditors and to make announcement, to attend to filing with the China Securities Regulatory Commission, to cancel the repurchased shares, to amend the Company's articles of association and to process the respective registration and to execute and to deal with other documents and matters in relation to the repurchase of shares) not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the resolution passed in the general meetings. The mandate is valid from the date of passing of the resolution in the general meeting to the conclusion of the Annual General Meeting of the Company to be held in 2009.

PROFIT WARNING FOR THE FIRST QUARTER OF 2009

Since 2009, the Company is still facing an exceptionally challenging business landscape. It is expected that the Company will record a loss in its net profit for the first quarter of 2009. Details will be disclosed in the 2009 First Quarterly Report of the Company (unaudited) prepared under PRC Accounting Standard for Business Enterprises (2006).

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The largest customer and the five largest customers of alumina of the Group accounted for 3.36% and 12.75%, respectively, of the Group's total sales of alumina for the year ended December 31, 2008. All of these major customers were domestic aluminum smelters.

The largest customer and the five largest customers of primary aluminum of the Group's primary aluminum accounted for 3.02% and 8.85%, respectively, of the Group's total sales of primary aluminum for the year ended December 31, 2008.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Group in the alumina segment accounted for 5.14% and 10.70%, respectively, of the Group's total cost of raw materials for the alumina segment.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Group in the primary aluminum segment accounted for 4.69% and 15.58%, respectively, of the Group's total cost of raw materials for the primary aluminum segment.

None of the Company's Directors or their respective associates (as defined in the Hong Kong Listing Rules) or the existing shareholders, which, to the knowledge of the Directors of the Company, holding more than 5% of the Company's issued share capital, had any interests in the Group's five largest customers or suppliers of the alumina or the primary aluminum at any time during 2008.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended December 31, 2008, the Company was in compliance with the principles and code provisions of the "Code on Corporate Governance Practices" (the "CG Code'') as set out in Appendix 14 of the Hong Kong Listing Rules.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules.

RISK FACTORS

1.

The Company determined the price of alumina and primary aluminum with reference to international and domestic market and supply-demand dynamics of products. The Company may not be able to control all the factors. The international market prices of alumina and primary aluminum are relatively volatile, which may pose adverse impact on the business, financial condition and operating results of the Company.

2.	Consistent effort needs to be made to operate and manage the business of the Company. Ineffective operation or management may pose adverse impact on the operating results of the Company.

3.

During the production process of alumina, aluminum and aluminum fabrication, the Company is as reliant on raw materials and fuels such as bauxite and coal to satisfy the demand of energy and fuels as it is on massive and ongoing supply of electricity. The Company has recently boosted its capacity substantially, the demand for the above raw materials and fuels in the production process has also increased. If the supply of raw materials, fuels and energy and price change cannot accommodate the production needs of the Company, there will be a practical effect on the financial positions and operating results of the Company.

4.

During its operation, the Company may experience material accidents which may lead to financial loss or personal casualties. Significant industrial accidents and natural disasters may lead to suspension of certain business segments, or result in financial or environmental damages as well as an increase in operating expenditure or reduction in sales. The insurance of the Company may not be sufficient to compensate for related accidents or the consequences of the accidents. Should there be any payment which cannot be fully covered, the operating results of the Company may be adversely affected by the loss incurred.

AUDIT COMMITTEE

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2008 have been reviewed by the Audit Committee of the Company.

AUDITOR

The financial statements have been audited by PricewaterhouseCoopers, who retired and, being eligible, offered themselves for re-appointment at the 2008 Annual General Meeting.

The Company has not changed its auditors in any of the five preceding financial years.

CLOSURE OF REGISTER OF MEMBERS FOR HOLDERS OF H SHARES

The Register of Members for holders of H Shares of the Company will be closed from Saturday, April 25, 2009 to Tuesday, May 26, 2009, both days inclusive. In order to be eligible to attend the Annual General Meeting to be held on Tuesday, May 26, 2009, all completed transfer forms accompanied by the relevant share certificates must be lodged with the H Share registrar of the Company, Hong Kong Registrars Limited at Shops 1702-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong before 4:30 p.m. on Friday, May 24, 2009.

By order of the Board
Luo Jianchuan
Executive Director

Beijing, the PRC
March 27, 2009

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary